THE SECURITIES REPRESENTED HEREBY AND THOSE SECURITIES INTO WHICH THEY ARE CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES AND THOSE SECURITIES INTO WHICH THEY ARE CONVERTIBLE HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY ONLY BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN THE CASE OF SUBPARAGRAPH (C) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR SUCH OTHER EVIDENCE AS THE CORPORATION MAY REQUIRE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA

CYBIN INC.
Amended and Restated Convertible Note

Original Principal Amount: $50,000,000
Issuance Date: June 30, 2025
Number: CYBN-1
FOR VALUE RECEIVED, CYBIN INC., a corporation organized under the Business Corporations Act (Ontario) (the “Company”), hereby promises to pay to the order of High Trail Special Situations LLC, 290 Harbor Drive, 3rd Floor Stamford, CT 06902 Attn: Capital Solutions or its registered assigns (the “Holder”) the amount set out above as the Original Principal Amount (or such lesser amount as reduced pursuant to the terms hereof pursuant to repayment, redemption, conversion or otherwise, the “Principal”) and the Payment Premium (as defined below), in each case when due, and to pay Pre-Paid Interest Amount (as defined below), whether upon the Maturity Date or acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). The “Issuance Date” is the date of the first issuance of this Amended and Restated

Convertible Note (as amended, amended and restated, extended, supplemented or otherwise modified in writing from time to time, this “Note”) regardless of the number of transfers and regardless of the number of instruments, which may be issued to evidence such Note. This Note was originally issued pursuant to the Securities Purchase Agreement dated as of June 30, 2025, between the Company and High Trail Special Situations LLC (as it may be amended from time to time, the “Securities Purchase Agreement”). Certain capitalized terms used herein are defined in Section 14 and the Purchase Agreement.
1.GENERAL TERMS
(a)Maturity Date. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal and any other amounts outstanding pursuant to the terms of this Note, if any. The “Maturity Date” shall be June 30, 2027. Other than as specifically permitted by this Note, the Company may not prepay or redeem any portion of the outstanding Principal.
(b)Pre-Paid Interest. The Company shall pay to the Holder on the Issuance Date the Pre-Paid Interest Amount.
(c)Default Interest. Upon the occurrence of an Event of Default (defined below), interest shall accrue on the outstanding Principal balance at an annual rate of 18% (“Default Interest”), from and including the date of such Event of Default and to the date such Event of Default is cured and all outstanding Default Interest is paid. Default Interest shall be calculated based on a 360-day year and the actual number of days elapsed, to the extent permitted by applicable law and will be payable in arrears on the earlier of (i) the first day of each calendar month, (ii) the date such Event of Default is cured, and (iii) the date on which any portion of the outstanding Principal of this Note is reduced or otherwise retired.
(d)Amortization Event. If, any time after the Issuance Date set forth above, and from time to time thereafter, an Amortization Event has occurred, then the Company shall make monthly cash payments beginning on the fourteenth Trading Day after the Amortization Event Date and continuing on the same day of each successive calendar month (each, an “Amortization Event Payment Date”) until the entire outstanding amounts shall have been repaid. Each monthly cash payment shall be in an amount equal to the sum of (i) the Amortization Principal Amount, plus (ii) the applicable Payment Premium in respect of such Amortization Principal Amount (the “Amortization Amount”). The obligation of the Company to make monthly cash payments related to an Amortization Event shall cease (with respect to any payment that has not yet come due) if at any time after the Amortization Event Date, the condition or event causing the Amortization Event has been cured or the Holder is able to resell the Common Shares issuable upon conversion of this Note in accordance with Rule 144 under the Securities Act, unless a subsequent Amortization Event occurs. Notwithstanding any provision of this Section 1(d) to the contrary, the Holder may, at its option and in its sole discretion, deliver a written notice to the Company no later than the Trading Day immediately prior to the applicable Amortization Event Payment Date electing to have the payment of all or any portion of such Amortization Amount payable on such Amortization Event Payment Date deferred to the next subsequent Amortization Event Payment Date.
(e)Optional Prepayment. So long as no Event of Default has occurred and is continuing (or, after notice, passage of time or both, would be an Event of Default), the Company at its option shall have the right, but not the obligation, to prepay (“Optional Prepayment”) early a portion or all amounts outstanding under this Note as described in this Section; provided, that the Company provides the Holder with written notice (each, a “Prepayment Notice”) of its desire to exercise an Optional Prepayment, which Prepayment Notice shall be delivered to the Holder after the close of regular trading hours on a Trading Day. Each Prepayment Notice shall be irrevocable and shall specify the outstanding balance of the Note to be prepaid and the Prepayment Amount. The “Prepayment Amount” shall be an amount equal to (a) the outstanding Principal balance being prepaid by the Company plus (b) the applicable Payment Premium in respect of such Principal amount. After receipt of a Prepayment Notice, the Holder shall have ten Trading Days (beginning with the Trading Day immediately following the date such Prepayment Notice is delivered to the Holder in accordance with this term of this Section 1(e) to elect to convert all or any portion of this Note. On the eleventh Trading Day following the delivery of the applicable Prepayment Notice, the Company shall deliver to the Holder the Prepayment Amount with respect to the Principal amount redeemed to the extent not converted and otherwise after giving effect to conversions or other payments made during such ten Trading Day period.
(f)Other than as specifically set forth in this Note, the Company shall not have the ability to make any early repayments without the consent of or at the request of the Holder.
(g)Payment Dates. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.
(h)Withholding Tax. All amounts paid or credited or deemed to have been paid or credited by or on behalf of the Company under or with respect to this Note or any other Transaction Document (including, without limitation, any penalties, interest and other liabilities related thereto) will be made free and clear of and without withholding, or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related hereto) imposed or levied by or on behalf of the Government of Canada or elsewhere, or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Withholding Taxes”), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of Withholding Taxes. If the Company determines, in its sole and absolute discretion, that it is so required to withhold or deduct any amount for, or on account of, Withholding Taxes from any amount paid or credited or deemed to have been be paid or credited under or with respect to this Note or any other Transaction Document, the Company shall deduct and withhold such Withholding Taxes from any amount paid or credited or deemed to have been paid or credited under or with respect to this Note or any other Transaction Document and, provided that the Company forthwith remits such amount to the relevant governmental authority or agency, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Company’s obligations under this Note or any other Transaction Document. There is no obligation on the Company to gross-up or pay any additional amounts to any holder of this Note or to any party under any other Transaction Document in respect of such deductions or withholdings. For greater certainty, if any amount is required to be deducted or withheld in respect of Withholding Taxes upon a conversion of this Note, the Company shall be entitled to liquidate (whether directly or through a broker) such number of Common Shares (or other securities) otherwise issuable as a result of such conversion as shall be necessary in order to satisfy such requirement plus any broker or other fees associated with such liquidation. The Company shall provide the applicable holder of this Note with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of any forms received from such government authority or agency promptly after receipt thereof.  Each holder of this Note and each relevant party shall indemnify and hold the Company harmless from any loss, interest, penalties, tax or other amounts for which the Company may be liable for any failure to deduct, withhold or remit Withholding Taxes in connection with any amount paid or credited or deemed to have been paid or credited under this Note or any other Transaction Document.
2.EVENTS OF DEFAULT.
(a)An “Event of Default,” wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body) shall have occurred:
(i)The Company’s failure to pay to the Holder any amount of Principal, Prepayment Amount, Payment Premium, Pre-Paid Interest Amount, or other amounts when and as due under this Note or any other Transaction Document and within five (5) Trading Days after such payment is due;
(ii)(A) The Company or any Subsidiary of the Company shall commence, or there shall be commenced against the Company or any Subsidiary of the Company, any proceeding under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any Subsidiary of the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any Subsidiary of the Company, in any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of sixty one (61) days; (B) the Company or any Subsidiary of the Company is adjudicated insolvent or bankrupt; (C) any order of relief or other order approving any such case or proceeding is entered; (D) the Company or any Subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or all or substantially all of its property which continues undischarged or unstayed for a period of sixty one (61) days; (E) the Company or any Subsidiary of the Company makes a general assignment of all or substantially all of its assets for the benefit of creditors; (F) the Company or any Subsidiary of the Company shall fail to pay or shall state that it is unable to pay its debts generally as they become due; (G) the Company or any Subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; (H) the Company or any Subsidiary of the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or (I) any corporate or other action is taken by the Company or any Subsidiary of the Company for the purpose of effecting any of the foregoing;
(iii)The Company or any Subsidiary of the Company shall default in any of its obligations under any note, Note, mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company or any Subsidiary of the Company in an amount exceeding $10,000,000, whether such indebtedness now exists or shall hereafter be created and such default is not cured within the time prescribed by the documents governing such indebtedness or if no time is prescribed, within thirty (30) days, and as a result, such indebtedness becomes or is declared due and payable before its stated maturity and such acceleration shall not have been rescinded or annulled or such default shall not have been cured or waived, or such indebtedness is not paid or discharged;
(iv)The Common Shares shall cease to be quoted or listed for trading, as applicable, on any Principal U.S. Market for a period of ten (10) consecutive Trading Days;
(v)The Company shall be a party to any Change of Control Transaction unless in connection with such Change of Control Transaction this Note is retired;
(vi)The Company’s (A) failure to deliver the required number of Common Shares to the Holder within two (2) Trading Days after the applicable Share Delivery Date or (B) notice, written or oral, to any holder of the Note, including by way of public announcement, at any time, of its intention not to comply with a request for conversion of all or a portion of this Note into Common Shares that is tendered in accordance with the provisions of this Note;
(vii)The Company shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined below) within five (5) Business Days after such payment is due;
(viii)The Company’s failure to timely file with the Commission any Periodic Report on or before the due date of such filing as established by the Commission, it being understood, for the avoidance of doubt, that due date includes any permitted filing deadline extension under Rule 12b-25 under the Exchange Act, if such failure is not cured within five (5) Business Days;
(ix)Any material representation or warranty made or deemed to be made by or on behalf of the Company in or in connection with any Transaction Document, or any waiver hereunder or thereunder, shall prove to have been incorrect in any material respect (or, in the case of any such representation or warranty already qualified by materiality, such representation or warranty shall prove to have been incorrect) when made or deemed made;
(x)(A) Any material provision of any Transaction Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder, ceases to be in full force and effect; (B) the Company contests in writing the validity or enforceability of any provision of any Transaction Document; or (C) the Company denies in writing that it has any or further liability or obligation under any Transaction Document, or purports in writing to revoke, terminate

(other than in accordance with the relevant termination provisions) or rescind any Transaction Document;
(xi)The Company uses the proceeds of the issuance of this Note, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulations T, U and X of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof), or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose;
(xii)A cease trade order (including a management cease trade order), or any other order, decree, ruling or injunction, is issued by any Governmental Entity or court ordering the cessation of trading of the Common Shares, precluding the Holder from converting any portion of this Note into Underlying Shares, or completing any resale of Underlying Shares or prohibiting, impeding, or interfering in any material way with the exercise of any of the Investor’s rights under this Note
(xiii)Any Event of Default (as defined in the Other Notes or in any Transaction Document other than this Note) occurs with respect to any Other Notes, or any breach of any material term of any other Note, note, or instrument held by the Holder in the Company or any agreement between or among the Company and the Holder and has not been cured within the applicable cure period;
(xiv)The Company shall fail to observe or perform any covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of this Note (except as may be otherwise covered by Sections 2(a)(i) through 2(a)(xii) hereof) or any other Transaction Document, which is not cured or remedied within the time prescribed or if, in case of any agreement or warranty, no time is prescribed, within ten (10) Business Days of such breach or default; or
(xv)The Conversion Shares shall fail to be freely tradable without restriction or legend under any applicable federal or state securities laws following the Effectiveness Deadline (as defined in the Registration Rights Agreement).
(b)During the time that any portion of this Note is outstanding, if any Event of Default has occurred, the Company shall within one (1) Business Day deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holder. At any time after the earlier of (i) the Holder’s receipt of an Event of Default Notice and (ii) the Holder providing notice to the Company that is has become aware of an Event of Default and, if the Event of Default is cured, ending (such ending date, the “Event of Default Right Expiration Date”) on the date such Event of Default is cured, the Holder may require the Company to redeem (if such Event of Default has not been cured on or prior to the Event of Default Right Expiration Date) all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice” and the date the Holder delivers such notice to the Company, the “Event of Default Redemption Notice Date”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 2(b) shall be redeemed by the Company in cash, at a price equal to, at the election of the Holder given by notice pursuant to Section 5, the sum of (A) (x) the full unpaid Principal amount of this Note multiplied by (y) 115% and (B) all accrued and unpaid interest thereon and all other amounts owing in respect of this Note to the date of election ; provided that, in the case of any event with respect to the Company described in Section 2(a)(ii), the sum of (A) (x) the full unpaid Principal amount of this Note, multiplied by (y) 115% and (B) all accrued and unpaid interest thereon and all other amounts owing in respect of this Note to the date of acceleration shall automatically become due and payable. All such amounts payable hereunder shall be due within two (2) Trading Days following receipt of the Event of Default Redemption Notice. Furthermore, in addition to any other remedies, the Holder shall have the right (but not the obligation) to convert, on one or more occasions all or part of the Note in accordance with Section 3 (and subject to the limitations set out in Section 3(c)(i)) at any time after an Event of Default has occurred and is continuing until all amounts outstanding under this Note have been repaid in full. The Holder need not provide, and the Company hereby waives, any presentment demand, protest or other notice of any kind (other than any required notice of conversion), and the Holder may immediately enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by the Holder in writing at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.
3.CONVERSION OF NOTE.    This Note shall be convertible into Common Shares, on the terms and conditions set forth in this Section 3.
(a)Conversion Right. Subject to the limitations of Section 3(c), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and non-assessable Common Shares in accordance with Section 3(b), at the Conversion Price. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to this Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The Company shall not issue any fraction of a Common Shares upon any conversion. All calculations under this Section 3 shall be rounded to the nearest $0.0001. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share down to the nearest whole Common Share. The Company shall pay any and all transfer, stamp and similar taxes that may be payable with respect to the issuance and delivery of Common Shares upon conversion of any Conversion Amount, unless such taxes are due because the Holder requests such Common Shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay such taxes.
(b)Mechanics of Conversion.
(i)Optional Conversion. To convert any Conversion Amount into Common Shares on any date (a “Conversion Date”), the Holder shall (A) transmit by email (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company and (B) if required by Section 3(b)(iii), surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking reasonably satisfactory to the Company with respect to this Note in the case of its loss, theft or destruction). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice (the “Share Delivery Date”), the Company shall (X) if legends are not required to be placed on certificates or the book-entry position of the Common Shares and provided that the Company’s transfer agent is participating in the Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program, instruct such transfer agent to credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Company’s transfer agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate or book-entry position, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled which certificates shall not bear any restrictive legends unless required pursuant to rules and regulations of the Commission. If this Note is physically surrendered for conversion and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three (3) Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares upon the transmission of a Conversion Notice; provided, that the Holder shall be deemed to have waived any voting rights of any such Conversion Shares that may arise during the period commencing on such Conversion Date, through, and including, such applicable Share Delivery Deadline, as necessary, such that the aggregate voting rights of any Common Shares (including such Conversion Shares) beneficially owned by the Holder and/or any Attribution Parties, collectively, shall not exceed the Beneficial Ownership Limitation (as defined below) as a result of any such conversion of this Note.
(ii)Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Date to issue and deliver a certificate to the Holder or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon such Holder’s conversion of any Conversion Amount (a “Conversion Failure”), and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out of pocket expenses, if any) for the Common Shares so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares to which the Holder is entitled with respect to such Conversion Notice and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, multiplied by (B) the Closing Price on the Conversion Date.
(iii)Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon any conversion.
(c)Limitations on Conversions.
(i)Beneficial Ownership. The Company shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, to the extent that after giving effect to the conversion set forth on the applicable notice of conversion, the Holder (together with the Holder’s affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and Attribution Parties shall include the number of Common Shares issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) conversion of the remaining, unconverted principal amount of this Note (plus, if applicable, any accrued and unpaid interest thereon) beneficially owned by the Holder or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, any other Notes) beneficially owned by the Holder or any of its affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 3(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 3(c) applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any affiliates and Attribution Parties) and of which principal amount (plus, if applicable, any accrued and unpaid interest thereon) of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a notice of conversion shall be deemed to be the Holder’s determination of whether this Note may be converted (in relation to other securities owned by the Holder together with any affiliates or Attribution Parties) and which principal amount (plus, if applicable, any accrued and unpaid interest thereon) of this Note is convertible, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 3(c), in determining the number of outstanding Common Shares, the Holder may rely on the number of Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company, or (C) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance Common Shares issuable upon conversion of this Note. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(c) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.
(d)Other Provisions.
(i)All calculations under this Section 3 shall be rounded to the nearest $0.0001 or whole share.
(ii)Nothing herein shall limit a Holder’s right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Company’s failure to deliver certificates representing Common Shares upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.
(iii)Legal Opinions. The Company is obligated to cause its legal counsel to deliver legal opinions to the Company’s transfer agent in connection with any legend removal upon the expiration of any holding period or other requirement for which the Underlying Shares may bear legends restricting the transfer thereof. To the extent a legal opinion is not provided (either timely or at all), then, in addition to being an Event of Default hereunder, the Company agrees to reimburse the Holder for all reasonable costs incurred by the Holder in connection with any legal opinions paid for by the Holder in connection with the sale or transfer of the Underlying Shares. The Holder shall notify the Company of any such costs and expenses it incurs that are referred to in this section from time to time and all amounts owed hereunder shall be paid by the Company with reasonable promptness.
(e)Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If the Company, at any time while this Note is outstanding, shall (i) pay a stock dividend or otherwise make a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares, (ii) subdivide outstanding Common Shares into a larger number of shares, (iii) combine (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or (iv) issue by reclassification of Common Shares any shares of capital stock of the Company, then the Fixed Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of Common Shares outstanding after such event. Any adjustment made pursuant to this Section shall become effective, in the case of a dividend distribution, immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution or, in the case of a subdivision, combination or re-classification, and shall become effective immediately after the effective date of such subdivision, combination or re-classification.
(f)Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option, (i) in addition to the Common Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Common Shares had such Common Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the Common Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Common Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Common Shares) at a conversion rate for such consideration commensurate with the Conversion Price. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or prepayment of this Note.
(g)Whenever the Conversion Price is adjusted pursuant to this Section 3, the Company shall promptly provide the Holder with a written notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.
(h)In case of any (1) merger or consolidation of the Company or any Subsidiary of the Company with or into another Person, or (2) sale by the Company or any Subsidiary of the Company of more than one-half of the assets of the Company in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section 3(f), (B) convert the aggregate amount of this Note then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Shares following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the Common Shares into which such aggregate Principal amount of this Note could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (C) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Note with a Principal amount equal to the aggregate Principal amount of this Note then held by such Holder, plus all other amounts owing thereon, which such newly issued convertible Note shall have terms identical (including with respect to conversion) to the terms of this Note, and shall be entitled to all of the rights and privileges of the Holder of this Note set forth herein and the agreements pursuant to which this Note was issued. In the case of clause (C), the conversion price applicable for the newly issued convertible debentures or convertible Notes shall be based upon the amount of securities, cash and property that each Common Share would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or prepayment following such event. This provision shall similarly apply to successive such events.
4.REISSUANCE OF THIS NOTE.
(a)Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 4(e)), registered in the name of the registered transferee or assignee, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 4(e)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(b)(iii) following conversion or prepayment of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note. This Note and the Common Shares issuable on the conversion thereof have not been registered under the Securities Act or the securities laws of any state of the United States; accordingly, this Note and the Common Shares issuable on the conversion thereof are (or will be when issued) “restricted securities” as defined under Rule 144(a)(3) under the Securities Act and the certificates representing such securities shall bear the restrictive legends in substantially the following form:
(b)THE SECURITIES REPRESENTED HEREBY [for Convertible Notes add: AND THOSE SECURITIES INTO WHICH THEY ARE CONVERTIBLE] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES AND THOSE SECURITIES INTO WHICH THEY ARE CONVERTIBLE HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY ONLY BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE

REGISTRATION STATEMENT AND, IN THE CASE OF SUBPARAGRAPH (C) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR SUCH OTHER EVIDENCE AS THE CORPORATION MAY REQUIRE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.
(c)Certificates evidencing the Common Shares issuable on the conversion of the Note shall not contain any legend (including the legend set forth above), (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Common Shares issuable on the conversion of the Note pursuant to Rule 144, (iii) if such Common Shares issuable on the conversion of the Note are eligible for sale under Rule 144, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). This Note may only be transferred, upon compliance with the conditions prescribed in Exhibit II.
(d)Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and substance and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 4(e)) representing the outstanding Principal.
(e)Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 4(e)) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.
(f)Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 4(a) or Section 4(d), the Principal designated by the Holder which, when added to the Principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, and (iv) shall have the same rights and conditions as this Note.
5.NOTICES.    Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing by letter or electronic mail (“e-mail”) and will be deemed to have been delivered (i) upon receipt, when delivered personally, (ii) one (1) business day after deposit with an overnight courier service with next day delivery specified, as applicable or (iii) receipt, when sent by e-mail, and, in each case of the foregoing clauses (i), (ii) and (iii), properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be:

If to the Company, to:	Cybin Inc. 100 King Street West, Suite 5600 Toronto, Ontario M5X 1C9

Attn: Gabriel Fahel, Chief Legal Officer
Telephone: [Intentionally redacted as personal information]
Email: [Intentionally redacted as personal information]

with a copy (which shall not constitute notice) to:
Aird & Berlis LLP
181 Bay Street, Suite 1800
Toronto, Ontario M5J 2T9
Attention: Sherri Altshuler

Telephone: [Intentionally redacted as personal information]
Email: [Intentionally redacted as personal information]

If to the Holder:	High Trail Capital 221 River Street, 9th Floor Hoboken, NJ 07030
Attention: Eric Helenek Email: [Intentionally redacted as personal information]

with a copy (which shall not constitute notice) to:
Haynes and Boone, LLP
30 Rockefeller Plaza; 26th Floor
New York, NY 10112
Attention: Rick A. Werner

Telephone: [Intentionally redacted as personal information]
Email: [Intentionally redacted as personal information]

or at such other address and/or e-mail address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party in accordance with this Section at least three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (a) given by the recipient of such notice, consent, waiver or other communication, (b) electronically generated by the sender’s email service provider containing the time, date, recipient email address or (c) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt from a nationally recognized overnight delivery service or receipt by e-mail in accordance with clause (i), (ii) or (iii) above, respectively.
6.NO IMPAIRMENT. Except as expressly provided herein, no provision of this Note shall alter or impair the obligations of the Company, which are absolute and unconditional, to pay the Principal of, and other charges (if any) on, this Note at the time, place, and rate, and in the currency, herein prescribed. This Note is a direct obligation of the Company. As long as this Note is outstanding, the Company shall not and shall cause each of its Subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Shares or other equity securities; or (iii) enter into any agreement with respect to any of the foregoing.
7.NO RIGHTS AS SHAREHOLDER. This Note shall not entitle the Holder to any of the rights of a shareholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Common Shares in accordance with the terms hereof.
8.CHOICE OF LAW; VENUE; WAIVER OF JURY TRIAL
(a)Governing Law. This Note and the rights and obligations of the Parties hereunder shall, in all respects, be governed by, and construed in accordance with, the laws (excluding the principles of conflict of laws) of the State of New York (the “Governing Jurisdiction”) (including Section 5-1401 and Section 5-1402 of the General Obligations Law of the State of New York), including all matters of construction, validity and performance.
(b)Jurisdiction; Venue; Service.
(i)The Company hereby irrevocably consents to the non-exclusive personal jurisdiction of the state courts of the Governing Jurisdiction and, if a basis for federal jurisdiction exists, the non-exclusive personal jurisdiction of any United States District Court for the Governing Jurisdiction.
(ii)The Company agrees that venue shall be proper in any court of the Governing Jurisdiction selected by the Holder or, if a basis for federal jurisdiction exists, in any United States District Court in the Governing Jurisdiction selected by the Holder. The Company waives any right to object to the maintenance of any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, in any of the state or federal courts of the Governing Jurisdiction on the basis of improper venue or inconvenience of forum.
(iii)Any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or tort or otherwise, brought by the Company against the Holder arising out of or based upon this Note or any matter relating to this Note, or any other Transaction Document, or any contemplated transaction, shall be brought in a court only in the Governing Jurisdiction. The Company shall not file any counterclaim against the Holder in any suit, claim, action, litigation or proceeding brought by the Holder against the Company in a jurisdiction outside of the Governing Jurisdiction unless under the rules of the court in which the Holder brought such suit, claim, action, litigation or proceeding the counterclaim is mandatory, and not permissive, and would be considered waived unless filed as a counterclaim in the suit, claim, action, litigation or proceeding instituted by the Holder against the Company. The Company agrees that any forum outside the Governing Jurisdiction is an inconvenient forum and that any suit, claim, action, litigation or proceeding brought by the Company against the Holder in any court outside the Governing Jurisdiction should be dismissed or transferred to a court located in the Governing Jurisdiction. Furthermore, the Company irrevocably and unconditionally agrees that it will not bring or commence any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Holder arising out of or based upon this Note or any matter relating to this Note, or any other Transaction Document, or any contemplated transaction, in any forum other than the courts of the State of New York sitting in New York County, and the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such suit, claim, action, litigation or proceeding may be heard and determined in such New York State Court or, to the fullest extent permitted by applicable law, in such federal court. The Company and the Holder agree that a final judgment in any such suit, claim, action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
(iv)The Company and the Holder irrevocably consent to the service of process out of any of the aforementioned courts in any such suit, claim, action, litigation or proceeding by e-mail or the mailing of copies thereof by registered or certified mail postage prepaid, to it at the e-mail address or physical address, as applicable, provided for notices in this Note, such service to become effective immediately after the date of such e-mail or mailing, as applicable. The Company and the Holder each irrevocably waive any defense it may have on the grounds of insufficient or improper service with respect to service of process effected in accordance with this Section 8(b)(iv).
(v)Nothing herein shall affect the right of the Holder to serve process in any other manner permitted by law or to commence legal proceedings or to otherwise proceed against the Company or any other Person in the Governing Jurisdiction or in any other jurisdiction.
(c)THE PARTIES MUTUALLY WAIVE ALL RIGHT TO TRIAL BY JURY OF ALL CLAIMS OF ANY KIND ARISING OUT OF OR BASED UPON THIS NOTE OR ANY MATTER RELATING TO THIS NOTE, OR ANY OTHER TRANSACTION DOCUMENT, OR ANY CONTEMPLATED TRANSACTION. THE PARTIES ACKNOWLEDGE THAT THIS IS A WAIVER

OF A LEGAL RIGHT AND THAT THE PARTIES EACH MAKE THIS WAIVER VOLUNTARILY AND KNOWINGLY AFTER CONSULTATION WITH COUNSEL OF THEIR RESPECTIVE CHOICE. THE PARTIES AGREE THAT ALL SUCH CLAIMS SHALL BE TRIED BEFORE A JUDGE OF A COURT HAVING JURISDICTION, WITHOUT A JURY.
9.If the Company fails to strictly comply with the terms of this Note, then the Company shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys’ fees and expenses incurred by the Holder in any action in connection with this Note, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder’s rights, remedies and obligations, (ii) collecting any sums which become due to the holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.
10.Any waiver by the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.
11.If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the Principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such power as though no such law has been enacted.
12.CURRENCY. Unless otherwise specified, all references to “$” or “dollars” in this Note mean the lawful currency of the United States of America.
13.AFFIRMATIVE AND NEGATIVE COVENANTS.
(a)The Company shall at all times have sufficient number of shares approved by the Principal U.S. Market for the registration of the Conversion Shares pursuant to provisions of Section 3 hereof.
(b)The Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, without the prior written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding, (i) issue any Notes (other than as contemplated by the Purchase Agreement and the Notes) or (ii) issue any other securities or incur any Indebtedness, in each case, that would cause a breach or Event of

Default under the Notes or that by its terms would prohibit or restrict the performance of any of the Company’s or its Subsidiaries’ obligations under the Note, including, without limitation, the payment of principal thereon.
(c)The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and/or its Subsidiaries on the Closing Date or any business reasonably related or incidental thereto. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose in any material respect.
(d)The Company shall not consolidate with or merge with or into, or (directly, or indirectly through one or more of its Subsidiaries) sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person, other than the Holder or any of its affiliates (a “Business Combination Event”), unless:
(i)the resulting, surviving or transferee Person either (x) is the Company or (y) if not the Company, is a corporation (the “Successor Corporation”) duly organized and existing under the laws of its applicable jurisdiction that expressly assumes (by executing and delivering to the Holder, at or before the effective time of such Business Combination Event, a supplement to this instrument) all of the Company’s obligations under this Note; and
(ii)immediately after giving effect to such Business Combination Event, no Event of Default will have occurred that has not been waived.
(iii)At the effective time of any Business Combination Event, the Successor Corporation (if not the Company) will succeed to, and may exercise every right and power of, the Company under this Note with the same effect as if such Successor Corporation had been named as the Company in this Note, and, except in the case of a lease, the predecessor Company will be discharged from its obligations under this Note.
(iv)
14.CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:
(a)“Amortization Event” shall mean an occurrence after a Registration Statement is required to be filed by the Company pursuant to the Registration Rights Agreement where a Registration Statement is not available for the sale of the Underlying Shares for a period of twelve (12) consecutive Trading Days (the last day of each such occurrence, an “Amortization Event Date”).
(b)“Amortization Event Payment Date” shall have the meaning set forth in Section 1(c).
(c)“Amortization Principal Amount” shall mean an amount equal to 17% of the outstanding Principal balance of this Note as of the most recent Amortization

Event (or the outstanding Principal, if less than such amount) in respect of which a payment is due pursuant to Section 1(d).
(d)“Bloomberg” means Bloomberg Financial Markets (or if not available, a similar service provider of national recognized standing).
(e)“Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or Canada or a day on which banking institutions in the State of New York or the Province of Ontario are authorized or required by law or other government action to close.
(f)“Buy-In” shall have the meaning set forth in Section 3(b)(ii).
(g)“Buy-In Price” shall have the meaning set forth in Section 3(b)(ii).
(h)“Change of Control Transaction” means the occurrence of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of the Common Shares of the Company, by contract or otherwise) of in excess of fifty percent (50%) of the voting power of the Company (except that the acquisition of voting securities by the Holder or any other current holder of convertible securities of the Company shall not constitute a Change of Control Transaction for purposes hereof); (b) a replacement at one time or over time of more than one-half of the members of the board of directors of the Company (other than as due to the death or disability of a member of the board of directors) which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof); (c) the merger, consolidation or sale of fifty percent (50%) or more of the assets of the Company or any Subsidiary of the Company in one or a series of related transactions with or into another entity; (d) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (a), (b) or (c); or (e) the Company’s shareholders approve any plan or proposal for the liquidation or dissolution of the Company or (f) the Common Shares cease to be listed on any of any of The New York Stock Exchange, The NYSE American LLC, The Nasdaq Stock Market, The Nasdaq Capital Market, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors). No transfer to a wholly-owned Subsidiary shall be deemed a Change of Control Transaction under this provision.
(i)“Closing Price” means the price per share in the last reported trade of the Common Shares on a Principal U.S. Market or on the exchange which the Common Shares is then listed as quoted by Bloomberg.
(j)“Commission” means the Securities and Exchange Commission.
(k)“Common Shares” means the common shares, with no par value, of the Company and shares of any other class into which such shares may hereafter be changed or reclassified.
(l)“Conversion Amount” means the portion of the Principal or other amounts outstanding under this Note to be converted, redeemed or otherwise with respect to which this determination is being made.

(m)“Conversion Date” shall have the meaning set forth in Section 3(b)(i).
(n)“Conversion Failure” shall have the meaning set forth in Section 3(b)(ii).
(o)“Conversion Notice” shall have the meaning set forth in Section 3(b)(i).
(p)“Conversion Price” means, as of any Conversion Date or other date of determination the lower of (i) $10.92 per Common Share (the “Fixed Price”), or (ii) the average of the daily VWAPs on the Principal U.S. Market during the 5 Trading Days immediately preceding the Conversion Date or other date of determination (the “Variable Price”). The Conversion Price shall be adjusted from time to time pursuant to the other terms and conditions of this Note.
(q)“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(r)“Fundamental Transaction” means any of the following: (1) the Company effects any merger or consolidation of the Company with or into another Person and the Company is the non-surviving company (other than a merger or consolidation with a wholly owned Subsidiary of the Company for the purpose of redomiciling the Company), (2) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares is effectively converted into or exchanged for other securities, cash or property.
(s)“Maturity Date” shall have the meaning set forth in Section 1(a).
(t)“Optional Prepayment” shall have the meaning set forth in Section 1(e).
(u)“Other Notes” means any other Notes issued pursuant to the Securities Purchase Agreement and any other Notes, notes, or other instruments issued in exchange, replacement, or modification of the foregoing.
(v)“Payment Premium” means 5% of the Principal Amount being paid if such Principal Amount is paid within one year from the Issuance Date, and 3% of the Principal Amount being paid if such Principal Amount is paid thereafter.
(w)“Periodic Reports” shall mean all of the Company’s reports required to be filed by the Company with the Commission under applicable laws and regulations (including, without limitation, Regulation S-K), including annual reports (on Form 10-K), quarterly reports (on Form 10-Q), and current reports (on Form 8-K), for so long as any amounts are outstanding under this Note; provided that all such Periodic Reports shall include, when filed, all information, financial statements, audit reports (when applicable) and other information required to be included in such Periodic Reports in compliance with all applicable laws and regulations.

(x)“Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.
(y)“Prepayment Amount” shall have the meaning set forth in Section 1(e).
(z)“Prepayment Notice” shall have the meaning set forth in Section 1(e).
(aa)“Pre-Paid Interest Amount” shall mean the amount of $5,500,000, reflecting pre-paid interest of 5.5% of the Principal per annum for the period from the Issuance Date to the Maturity Date.
(ab)“Principal U.S. Market” shall mean the NYSE American; provided however, that in the event the Company’s Common Shares are ever listed or traded on the New York Stock Exchange or the Nasdaq Stock Market, then the “Principal U.S. Market” shall mean such other market or exchange on which the Company’s Common Shares are then listed or traded to the extent such other market or exchange is the principal trading market or exchange for the Common Shares in the United States.
(ac)“Registration Rights Agreement” has the meaning given such term in the Securities Purchase Agreement.
(ad)“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares.
(ae)“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
(af)“Share Delivery Date” shall have the meaning set forth in Section 3(b)(i).
(ag)“Subsidiary” shall mean any Person in which the Company, directly or indirectly, (x) owns a majority of the outstanding capital stock or holds a majority of the equity or similar interest of such Person or (y) controls or operates all or substantially all of the business, operations or administration of such Person, and the foregoing are collectively referred to herein as “Subsidiaries.”
(ah)“Trading Day” means a day on which the Common Shares are quoted or traded on a Principal U.S. Market on which the Common Shares are then quoted or listed; provided, that in the event that the Common Shares are not listed or quoted, then Trading Day shall mean a Business Day.
(ai)“Transaction Document” has the meaning given such term in the Securities Purchase Agreement.
(aj)“Underlying Shares” means the Common Shares issuable upon conversion of this Note in accordance with the terms hereof.

(ak)“VWAP” means, for any Trading Day, the daily volume weighted average price of the Common Shares for such Trading Day on the Principal U.S. Market during regular trading hours as reported by Bloomberg L.P.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Convertible Note to be duly executed by a duly authorized officer as of the date set forth above.

COMPANY:
CYBIN INC.

By: (signed) “Douglas Drysdale”
Name: Douglas Drysdale
Title: Chief Executive Officer

EXHIBIT I
CONVERSION NOTICE
(To be executed by the Holder in order to Convert the Note)
TO: CYBIN INC.
Via Email:
The undersigned hereby irrevocably elects to convert a portion of the outstanding and unpaid Conversion Amount of Note No. CYBN-1 into Common Shares of CYBIN INC., according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
Principal Amount to be Converted:

Total Conversion Amount to be converted:
Fixed Price:
Variable Price:
Applicable Conversion Price:
Number of Common Shares to be issued:

Please issue the Common Shares in the following name and deliver them to the following account:
Issue to:
Broker DTC Participant Code:
Account Number:

Authorized Signature:
Name:
Title:

EXHIBIT II
FORM OF TRANSFER
FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

                   of the Notes registered in the name of the undersigned transferor represented by the attached certificate.

The undersigned hereby represents, warrants and certifies that the transfer is being made in accordance with a transaction that does not require registration under the United States Securities Act of 1933, as amended (the “Securities Act”) or any applicable state securities laws, and the undersigned has furnished to the Company an opinion of counsel of recognized standing or other evidence of exemption, in form and substance reasonably satisfactory to the Company to such effect.

    DATED this            day of                              ,            .

    Signature of Holder
    (Transferor)

    Print name of Holder

    Address

NOTE:     The signature on this transfer form must correspond with the name as recorded on the face of the certificate in every particular without alteration or enlargement or any change whatsoever or this transfer form must be signed by a duly authorized trustee, executor, administrator, curator, guardian, attorney of the Holder or a duly authorized signing officer in the case of a corporation. If this transfer form is signed by any of the foregoing, or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign.

This transfer form must be accompanied by an opinion of counsel or other evidence (which must be reasonably satisfactory to the Company), to the effect that the transfer is exempt from the registration requirements of the Securities Act and the securities laws of all applicable states of the United States.